Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Fiscal Year Ended
	Feb. 3,	Jan. 28,	Jan. 30,	Jan. 31,	Feb. 1,
	2018	2017	2016	2015	2014
NET EARNINGS
Net income	$284	$664	$541	$520	$429
Income tax expense	294	340	296	289	234
Interest expense	12	11	11	11	11
Portion of rents deemed representative of the interest factor (1/3)	287	269	252	249	236
	$877	$1,284	$1,100	$1,069	$910

FIXED CHARGES
Gross interest expense	$12	$11	$11	$11	$11
Portion of rents deemed representative of the interest factor (1/3)	287	269	252	249	236
	$299	$280	$263	$260	$247

RATIO OF EARNINGS TO FIXED CHARGES	2.9	4.6	4.2	4.1	3.7